DynaMotive Energy Systems Corporation

                                                FORM 6-K

                                              UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                         WASHINGTON, D.C. 20549

                                           -----------------

                                    REPORT OF FOREIGN PRIVATE ISSUER
                                  PURSUANT TO RULE 13a-16 or 15d-16 OF
                                   THE SECURITIES EXCHANGE ACT OF 1934
                                            FOR January 21, 2003

                                    DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                         (Exact name of Registrant as specified in its charter)

                                           -----------------


                                    Suite 105-1700 West 75th Avenue
                                            Vancouver, BC
                                            Canada V6P 6G2
                                            (604) 267-6000
                                (Address of principal executive offices)

                                           -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                                       FORM 20-F  X    FORM 40-F
                                                 ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                       YES         NO  X
                                                ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

















					FORM 27

                    MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                      OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.   Reporting Issuer
     ----------------

     DynaMotive Energy Systems Corporation
     105-1700 West 75th Avenue
     Vancouver, BC V6P 6G2

     Tel. (604) 267-6013

2.   Date of Material Change
     -----------------------

     January 21, 2003

3.   Press Release
     -------------

     January 21, 2003

4.   Summary of Material Change
     --------------------------

     VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB:
     DYMTF announces the engagement of MCC Energy Advisors Inc (MCC) as the corporate strategic and financial advisor.

     Having assisted in a recent private financing, MCC will be leading the next round of funding announced last week, which is intended to secure working capital to launch the commercial scale operations in North America and will be in the range of $2 million-$4 million US.

     MCC is a private equity services company specializing in the provision of in-depth strategic planning, transaction support and capital raising to established energy companies as well as energy technology companies which are positioned in the electricity and gas value chains.

5.   Full Description of Material Change
     -----------------------------------

     Please see attached press release

6.   Reliance on Section 85(2) of the Act
     ------------------------------------

     N/A

7.   Omitted Information
     -------------------

     N/A


8.   Senior Officers
     ---------------

     The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

     Richard C.H. Lin
     Chairman
     6996 Arbutus Street
     Vancouver, BC V6P 5S7
     (604) 267-6013

9.   Statement of Senior Officer
     ---------------------------

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 22nd  day of January, 2003


                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                              (signed)     "Richard Lin"
                                            Richard C.H. Lin
                                            Chairman




IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.









DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - January 21, 2003

  MCC Energy Advisors Retained  to Provide DynaMotive with Strategic and
                    Financial Advisory Services

VANCOUVER, BC, Canada - DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announces the engagement of MCC Energy Advisors Inc (MCC) as the corporate strategic and financial advisor.

Having assisted in a recent private financing, MCC will be leading the next round of funding announced last week, which is intended to secure working capital to launch the commercial scale operations in North America and will be in the range of $2 million-$4 million US.

MCC is a private equity services company specializing in the provision of in-depth strategic planning, transaction support and capital raising to established energy companies as well as energy technology companies which are positioned in the electricity and gas value chains.

Andrew Kingston, CEO and President of DynaMotive says "We are very pleased to be working with MCC Energy. MCC is uniquely qualified to advise on strategic corporate development and to present DynaMotive to the energy investment communities in both Europe and North America. Their deep understanding of the alternative energy market and of emerging energy technologies generally will allow them to communicate the strong fundamentals of DynaMotive's global opportunities. We look forward to their assistance in concluding this forthcoming funding round."

Paul Hughes, COO of MCC says, "We are delighted to be working with the management of DynaMotive at this exciting stage of their development. The technology that DynaMotive has developed and the progress it has made with Canadian governmental institutions such as Technology Partnerships Canada (TPC) in the commercial applications of BioOil and char should well position it to advance the commercial application of its technology."

MCC offers expertise and in-depth knowledge of the energy sector and financial markets that serve it through local deployment of its global team, with existing presence in North America, Europe and Asia. The company's management team leverages strategic contacts with potential technology, channel and financial partners through its extensive global network of senior corporate executives, financial service providers, technology providers and professional organizations and universities.

MCC has offices in Malibu, Boston, New York, Washington, D.C. and London, and its parent company, Moore, Clayton & Co., Inc. has offices in many other locations across the globe giving MCC additional support and coverage. MCC's Chairman is British Peer Lord Parkinson, who was, among other senior Government posts, Margaret Thatcher's Minister for Energy. Lord Parkinson is known as the architect of electricity privatization in the UK. The company's Advisory Board also includes well known businessman Ed Wallis, PowerGen Chairman.

DynaMotive is an energy systems company that is focused on the development of innovative energy solutions based on its patented pyrolysis system. Through the application of pyrolysis, the Company has shown how to unlock the natural energy found in the world's abundant organic resources that have been traditionally discarded by the agricultural and forest industries in a wasteful and costly manner, and to economically convert them into a renewable and environmentally friendly fuel. Proven applications include forestry residues such as wood and bark, and agricultural residues such as sugar cane bagasse and corn stover. The Company has successfully demonstrated conversion of each of these residues into fuel known as BioOil, as well as valuable char, making these residues a renewable and environmentally friendly energy reserve.

For more information on MCC-EA, please call:
Paul Hughes                      Chief Operating Officer
Tel: + 44 (0) 20 7907 9850       Website: www.mccglobal.com

For more information on DynaMotive, please call:
Corporate Communications
Tel: (604) 267-6000              Toll Free (in North America):  1-877-863-2268
Fax:  (604) 267-6005             Email: investor@DynaMotive.com
Website: www.DynaMotive.com

In Europe, contact:
Antony Robson                    Managing Director
Tel: (44) (0) 20-7518-9380       Fax:  (44) (0) 20-7518-9381

For US enquiries, contact:
James Acheson                    Chief Operating Officer
DynaMotive Corporation
Tel: (323) 460-4900              Fax:  (323) 465-2617
Email: jacheson@DynaMotive.com

Forward Looking Statement
Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.

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